                          SP ACQUISITION HOLDINGS, INC.
                               590 Madison Avenue
                                   32nd Floor
                            New York, New York 10022

                               September 28, 2007

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Division Of Corporation Finance, Mail Stop 3561
Attention:  John Reynolds

            Re:   SP ACQUISITION HOLDINGS, INC.
                  REGISTRATION STATEMENT ON FORM S-1
                  FILED SEPTEMBER 28, 2007
                  FILE NO. 333-142696

Ladies and Gentlemen:

      We hereby request that the effective date for the registration statement referred to above be accelerated so that such registration statement will become effective at 4:00 p.m. EST on October 3, 2007 or as soon thereafter as practicable.

      We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing; the action of the
Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the registration statement's disclosures; and the Registrant may not assert the Commission's comments or the declaration of the registration statement's effectiveness as defense in any proceeding initiated by the Commission or any person under the
United States' federal securities laws.

                               Very truly yours,

                               SP ACQUISITION HOLDINGS, INC.

                               By: /s/ Warren G. Lichtenstein
                                   ---------------------------------
                                   Warren G. Lichtenstein
                                   Chairman, President and Chief
                                   Executive Officer